Argo Media, Inc. (the "Company") a Delaware Corporation

Financial Statements and
Independent Accountant's Audit Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Argo Media, Inc.

We have audited the accompanying statement of financial position of Argo Media, Inc as of December 31st, 2020 and 2021 and the related statement of operations, statement of cash flows, and the statement of changes in shareholder equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Argo Media, Inc. as of December 31, 2020 and 2021 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our report is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 31, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	181,585	102,451
Prepaid Expenses	107,131	18,991
Total Current Assets	288,715	121,442
TOTAL ASSETS	288,715	121,442
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	95,044	40,273
Unearned Revenue	1,752	
Total Current Liabilities	96,796	40,273
Long-term Liabilities		
Future Equity Obligations (SAFE Agreements)	2,565,000	900,000
Total Long-Term Liabilities	2,565,000	900,000
TOTAL LIABILITIES	2,661,796	940,273
EQUITY		
Common Stock	526	526
Stock Subscription Receivable	(526)	(526)
Accumulated Deficit	(2,373,081)	(818,831)
Total Equity	(2,373,081)	(818,831)
TOTAL LIABILITIES AND EQUITY	288,715	121,442

Statement of Operations

	Year Ended December 31, 2021	2020
Revenue	10,677	-
Cost of Revenue	99,467	49,255
Gross Profit	(88,789)	(49,255)
Operating Expenses		
Advertising and Marketing	167,097	1,925
General and Administrative	778,632	308,050
Software Development	519,732	356,840
Total Operating Expenses	1,465,461	666,815
Net Income (loss)	(1,554,250)	(716,070)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(1,554,250)	(716,070)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	54,771	(4,664)
Prepaids	(88,139)	(18,991)
Unearned Revenue	1,752	-
Other	-	(132)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(31,616)	(23,787)
Net Cash provided by (used in) Operating Activities	(1,585,867)	(739,857)
FINANCING ACTIVITIES		
Proceeds From Future Equity Obligations (SAFE Agreements)	1,665,000	700,000
Net Cash provided by (used in) Financing Activities	1,665,000	700,000
Cash at the beginning of period	102,451	142,308
Net Cash increase (decrease) for period	79,133	(39,857)
Cash at end of period	181,584	102,451

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	Stock Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	5,263,160	526	(526)	(102,761)	(102,761)
Net Income (Loss)	-		-	(716,070)	(716,070)
Ending Balance 12/31/2020	5,263,160	526	(526)	(818,831)	(818,831)
Net Income (Loss)	-		-	(1,554,250)	(1,554,250)
Ending Balance 12/31/2021	5,263,160	526	(526)	(2,373,081)	(2,373,081)

Argo Media, Inc
Notes to the Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Argo Media, Inc ("the Company") was formed in Delaware on July 12th, 2019. The company plans to earn revenue using a subscription model to let users stream short films. The company's headquarters is in Beverly Hills, California. The company's customers are located globally.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

We recognize revenue from subscriptions over the subscription period, which is typically 6 months. Revenue is recognized on a straight-line basis over the subscription period, as this method provides a reasonable and consistent representation of the pattern of customer benefit received from the service. We record deferred revenue for the portion of the subscription fee received but not yet recognized as revenue.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Prepaid Expenses

Prepaid expenses consist primarily of subscriptions to software services and license fees for films ranging from 12-24 months in length.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**	**Aggregate Intrinsic Value**
Total options outstanding, January 1, 2020	-	$ -	$ -
Granted	327,190	$ 0.01	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-	$ -	$ -
Total options outstanding, December 31, 2020	327,190	$ 0.01	$ -
Granted	470,215	$ 0.05	$ -
Exercised	-	$ -	$ -
Expired/cancelled	(327,190)	$ 0.05	$ -
Total options outstanding, December 31, 2021	470,215	$ 0.03	$ -
Options exercisable, December 31, 2021	23,858	$ 545.88	$ -

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options, January 1, 2020	-	$ -
Granted	327,190	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2020	327,190	$ -
Granted	470,215	$ -
Vested	(23,858)	$ -
Forfeited	(327,190)	$ -
Nonvested options, December 31, 2021	446,357	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap. The valuation cap of the agreements entered was $1,000,000.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 5,263,160 shares were issued and outstanding as of 2020 and 2021.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. No dividends have been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 31, 2023, the date these financial statements were available to be issued. The Company received proceeds in the form of additional SAFE notes totaling $1,611,000. $1,111,000 of this amount has the same terms as the agreements referenced in Note 5. $500,000 of the notes have no valuation cap and are convertible at 7% of the Company's capitalization and has a most favored nation provision.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the

COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.